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FOIA CONFIDENTIAL TREATMENT REQUEST

January 27, 2006

H. Roger Schwall, Esq.
   Assistant Director,
      Securities and Exchange Commission,
         100 F Street, N.E.,
            Washington DC 20549,
               USA.

Re: FOIA Confidential Treatment Request of Rio Tinto plc and Rio
      Tinto Limited

Dear Mr. Schwall,

On behalf of Rio Tinto plc and Rio Tinto Limited ("Rio Tinto"), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83), we request confidential treatment of the information identified as confidential in the enclosed letter, dated January 27, 2006, of Rio Tinto to H. Roger Schwall, Assistant Director, Securities and Exchange Commission (the "Confidential Material"). The Confidential Material for which confidential treatment is being requested bears sequential page numbers 1-10. Please promptly inform the undersigned of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that Rio Tinto may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)).

Pursuant to Rule 83(c)(3), a copy of this request (but not the Confidential Information) is also being delivered to the Commission's Office of Freedom of Information Act and Privacy Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to the undersigned at +44 207 959 8580. I may also be reached by facsimile at +44 207 959 8950 and by e-mail at campbellk@sullcrom.com.

Very truly yours,

Kathryn A. Campbell /AM

Kathryn A. Campbell

(Enclosure)

cc (without enclosure): Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, Virginia 22312-2413